Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

	Year-Ended December 31,
(in thousands)	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations	$26	$(60,664)	$(42,556)	$(52,371)	$7,435
Fixed charges	42,384	43,607	42,111	37,753	22,767

Total earnings	$42,410	$(17,057)	$(445)	$(14,618)	$30,202
Fixed Charges
Interest Expense	$42,288	$42,915	$42,014	$37,658	$20,395
Estimated interest portion within rental expense	96	94	97	95	94
Write-off of deferred financing costs	—	598	—	—	2,278

Total fixed charges	$42,384	$43,607	$42,111	$37,753	$22,767
Ratio of earnings to fixed charges(1)	1.0x	—	—	—	1.3x

(1)	Earnings were insufficient to cover fixed charges by $60.7 million, $42.6 million and $52.4 million, for the years ended December 31, 2013, 2012 and 2011, respectively.